FORM U-6B-2
                           CERTIFICATE OF NOTIFICATION
         under the Public Utility Holding Company Act of 1935 ("PUHCA")

         PSI Energy, Inc. ("PSI"), an Indiana corporation and electric utility subsidiary of Cinergy Corp., a registered holding company, hereby notifies the Commission that it has issued the securities described below pursuant to an exemption from Section 6(a) of PUHCA:



1.   Type of security: first mortgage bonds ("First Mortgage Bonds" or "Bonds")

2.   Issue, renewal or guaranty: Issuance.

3.   Principal amount: $325,000,000

4.   Annual rate of interest: 6.65%, subject to adjustment.

5.   Date of issue: June 22, 2001.

6.   Date of maturity: June 15, 2006.

7.   Acquirer(s):

        $146,250,000                Merrill Lynch, Pierce, Fenner & Smith
        $97,500,00                  J.P. Morgan Securities Inc.
        $81,250,000                 ABN AMRO Rothschild LLC

8. Collateral: The Bonds, together with all other outstanding First Mortgage Bonds of PSI, are secured by a first mortgage on substantially all of PSI's properties.

9. Consideration: After the $578,500 initial discount to investors and the $1,950,000 initial purchasers' discount, PSI received $322,471,500, before estimated expenses of $400,000, as consideration for the issuance and sale of the Bonds.

10.  Use of proceeds: Repayment of short-term indebtedness.

11.  Exemption claimed: Rule 52(a).


                                            PSI ENERGY, INC.


                                            By: /s/Wendy L. Aumiller
                                                Assistant Treasurer

Dated:  July 2, 2001